Exhibit 1.01

Viavi Solutions Inc.
Conflict Minerals Report
for the Year Ended December 31, 2025

Introduction

Viavi Solutions Inc. (“VIAVI,” also referred to as “the Company,” “we,” “our,” and “us”) is a global leader in test and measurement and optical technologies. Our test, monitoring, assurance, and resilient position, navigation and timing solutions enable and secure critical infrastructure ranging from data center ecosystems and communication networks to military, aerospace, railway and first responder communications. In addition, we develop and advance technologies used in high-volume optical applications across anti-counterfeiting, consumer electronics, aerospace, industrial and automotive end markets.

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission (“SEC”) issuers whose manufactured products contain certain minerals that are necessary to the functionality or production of their products. These minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or Conflict Minerals”). The Rule focuses on 3TG originating from the Democratic Republic of Congo (“DRC”) or an adjoining country (together, the “Covered Countries”). If an issuer has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody and submit a CMR to the SEC that includes a description of those due diligence measures.

This CMR relates to the process undertaken for VIAVI products that were manufactured, or contracted to be manufactured, during calendar year 2025 and that contain Conflict Minerals.

Executive Summary

We performed a Reasonable Country of Origin Inquiry (“RCOI”) on first tier suppliers we believe provided materials or components containing 3TGs necessary to the manufacturing of our products during calendar year 2025.

Our suppliers identified 337 valid smelters and refineries (“Smelters”). Of these 337 Smelters, we identified 48 as sourcing (or there was a reason to believe they may be sourcing) from the Covered Countries. Our due diligence review indicated that 32 of these Smelters have been audited and recognized as conformant with Responsible Minerals Assurance Process (“RMAP”) standards. The remaining 16 Smelters potentially sourcing from the Covered Countries were subject to our risk mitigation process, which is conducted in accordance with the OECD Due Diligence Guidance for Responsible Supply Chain

of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

The majority of the responses we received from our first-tier suppliers provided aggregate data from global supplier lists on an entity-wide basis. They indicated that they were unable to specify from the global supplier lists the exact smelters or refiners used for the specific components included in VIAVI’s products. As such, while we continue to push for company or part level detail, we are currently unable to definitively determine whether any of the 3TG reported by the first-tier suppliers were actually contained in VIAVI’s end products or to validate which of the smelters and refiners included by our first-tier suppliers actually supplied 3TG in our products or component parts.

Company Management Systems

VIAVI established strong management systems based on Step 1 of the OECD Guidance.

•Step 1A - Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas. We adopted a policy that is publicly available at https://www.viavisolutions.com/en-us/corporate/legal/compliance. This policy is communicated directly to our suppliers as part of the RCOI process.

•Step 1B - Structure internal management to support supply chain due diligence. We maintain a cross-functional internal team to support our supply chain due diligence efforts. This team reports its findings to a senior member of the supply chain management organization.

•Step 1C - Establish a system of controls and transparency over the supply chain. We implemented a detailed process to collect required supplier and smelter RCOI and due diligence data. Full details on the supply chain data gathering are included in the RCOI and due diligence sections of this Report.

•Step 1D - Strengthen company engagement with suppliers. We engage with contract manufacturers and suppliers during the RCOI process. Additionally, our supplier terms and conditions require suppliers to source materials from smelters that, if sourcing from conflict-affected or high-risk areas, are either conformant with RMAP standards or are working towards conformance. We have also implemented a plan to improve the quantity and quality of supplier and smelter responses year-over-year.

•Step 1E - Establish a company-level grievance mechanism. Our employees and suppliers can anonymously report a violation of our policies through our ethics hotline. We also maintain the e-mail address conflictminerals@viavisolutions.com for suppliers and employees to report violations, ask questions and voice concerns regarding Conflict Minerals sourcing.

Reasonable Country of Origin Inquiry (RCOI)

We designed our RCOI process in accordance with Step 2 of the OECD Guidance. Our RCOI process involved two stages:

•Stage 1 - Supplier RCOI (Step 2A of the OECD Guidance)
•Stage 2 - Smelter RCOI (Step 2B of the OECD Guidance)

For the 2025 reporting period, VIAVI’s RCOI process was executed by a third-party vendor.

Supplier RCOI

We designed our supplier RCOI process to identify the smelters in our supply chain. Our supplier RCOI process for the 2025 reporting period included:

•developing a list of suppliers providing 3TG containing components;
•contacting each supplier and requesting Conflict Minerals data using the RMI’s Conflict Minerals Reporting Template (“CMRT”)
•reviewing supplier responses for accuracy and completeness;
•aggregating supplier-provided smelters into a single unique list of smelters meeting the definition of a smelter under one of three industry-recognized audit protocols; and
•reviewing the final smelter list (and comparing it to the lists of industry peers) for completeness.

Through the supplier RCOI process we identified 337 Smelters in our supply chain (176 gold Smelters, 35 tantalum Smelters, 75 tin Smelters, and 51 tungsten Smelters).

Smelter RCOI

Due to the overlap between smelter RCOI and smelter due diligence, the smelter RCOI process is summarized in the due diligence section of this report.

Due Diligence

For the 2025 reporting period, VIAVI’s smelter due diligence process was executed by a third-party vendor.

Smelter RCOI and Due Diligence

We engaged with each Smelter identified in our supply chain to determine whether or not they sourced from the Covered Countries. For Smelters that confirmed, either directly or through industry associations, that they did not source from the Covered Countries but that were not identified by the RMI as conformant with RMAP standards, we reviewed publicly available information to determine whether there was any information that contradicted the Smelter’s declaration. In doing so, we reviewed sources such as NGO publications and the most recent United Nations Group of Experts reports on the DRC, in addition to performing public internet searches.

If Smelters did not respond to our inquiry, we reviewed the same publicly available sources to determine whether there was reason to believe the Smelter may have sourced from the Covered Countries during the reporting period.

Our suppliers identified 337 unique Smelters, of which 48 Smelters source, or there is a reason to believe they may source, from the Covered Countries. We determined that 32 of these 48 Smelters have been recognized as conformant with RMAP standards. We conducted risk mitigation on the remaining 16 Smelters.

Risk Mitigation

VIAVI conducted risk mitigation on 16 Smelters that were not recognized as conformant with RMAP standards and were sourcing (or there is a reason to believe they may be sourcing) from the Covered Countries. These 16 Smelters include 14 gold refiners and two tin Smelters. VIAVI’s risk mitigation was designed in accordance with Step 3 of the OECD Guidance and was reported to the VP of Supply Chain Management.

As part of our risk mitigation process, we performed additional due diligence to determine if there was any reason to believe the Smelter directly or indirectly financed or benefited armed groups in the Covered Countries. We also attempted to verify with internal stakeholders and relevant suppliers whether 3TG from the Smelter in question was actually in any of VIAVI’s in-scope products. Finally, if necessary and where possible, we engaged directly with the Smelter to encourage them to become recognized as conformant with RMAP standards.

For the 2025 reporting period, VIAVI conducted enhanced follow-up efforts with suppliers reporting potential high-risk Smelters. At the time of filing, VIAVI obtained confirmation from 50% of suppliers listing potential high-risk smelters that the high-risk smelters did not provide 3TGs for parts manufactured or contracted to manufacture by VIAVI in the 2025 reporting period.

We did not require the removal of Smelters if there was no reason to believe they were directly or indirectly financing or benefiting armed groups in the Covered Countries. These Smelters are scheduled to be re-visited in the 2026 reporting period.

Steps to Mitigate Risk

To attempt to mitigate the risk that the 3TG in our products could directly or indirectly benefit or finance armed groups in the Covered Countries, we are continuing to engage with and educate our suppliers to increase supplier response rates and improve the timeliness, accuracy and comprehensiveness of the supplier survey responses we receive. We are also continuing to work with our suppliers to encourage them to source from RMAP conformant smelters when sourcing material from the Covered Countries. Finally, we are attempting to engage with smelters sourcing from the Covered Countries to encourage them to become audited to a protocol recognized by the RMAP. Further, we are an affiliate of the Responsible Business Alliance (RBA), have endorsed the RBA Code of Conduct and expect our suppliers to adhere to it.

Smelters and Refineries

Forty-eight of the 337 unique Smelters identified during our RCOI either declared that they were sourcing, or there was reason to believe were sourcing, from the Covered Countries. Based on the Smelters’ disclosures and the publicly available information, we have reason to believe these Smelters may be sourcing from the Covered Countries. Our due diligence review indicated that 32 of the 48 Smelters have been audited and recognized as conformant with RMAP standards.

Additional Risk Factors

The statements included in this Conflict Minerals Report are based on the RCOI process and due diligence performed in good faith by VIAVI. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect the accuracy of these statements.

These factors include, but are not limited to: (i) gaps in supplier or Smelter data, (ii) errors or omissions by suppliers or Smelters, (iii) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rule, (iv) all instances of Conflict Minerals necessary to the functionality or manufacturing of our products may not have been reported correctly by our suppliers, (v) some suppliers and Smelters are unfamiliar with the diligence process and information required to be provided, which could lead to inaccurate or incomplete responses, (vi) timeliness of data received from our suppliers, (vii) information that is in the public domain may not be discovered despite having conducted a reasonable search, (viii) there may be errors in publicly available information, (ix) language barriers or errors in translation could lead to inaccurate information, (x) there could be oversights or errors in smelter audits, (xi) materials sourced from the Covered Countries could be inaccurately declared as sourced from outside the Covered Countries, (xii) illegally tagged Conflict Minerals could be introduced into the supply chain without our knowledge or the knowledge of our suppliers, (xiii) difficulties obtaining information from companies that are no longer in business, and (xiv) smuggling of Conflict Minerals outside the Covered Countries may make identification of their origin more difficult.

This Specialized Disclosure Report on Form SD contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s risk mitigation plans may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to Conflict Minerals; (b) the ability of our suppliers and Smelters to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all; (d) the ability of certified Smelters to meet demand for raw materials; and (e) limits on our ability to unilaterally influence supplier behavior. These forward-looking statements are made as of the date hereof and we assume no obligation to update such statements.

Documents Incorporated by Reference

Unless otherwise stated herein, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this report unless expressly incorporated by reference herein.